UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

MDC Partners Inc.

(Name of Issuer)

Class A Subordinate Voting Shares

(Title of Class of Securities)

552697104

(CUSIP Number)

David A. lorber

FRONTFOUR CAPITAL GROUP LLC
35 Mason Street, 4th Floor
Greenwich, Connecticut 06830
(203) 274-9050

STEVE WOLOSKY, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 31, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 552697104

1	NAME OF REPORTING PERSON

FRONTFOUR CAPITAL GROUP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,032,481
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,032,481
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,032,481
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%
14	TYPE OF REPORTING PERSON

IA, OO

2

CUSIP NO. 552697104

1	NAME OF REPORTING PERSON

FRONTFOUR MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,560,472
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,560,472
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,560,472
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP NO. 552697104

1	NAME OF REPORTING PERSON

FRONTFOUR OPPORTUNITY FUND
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

BRITISH COLUMBIA, CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		55,519
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

55,519
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

55,519
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

LESS THAN 1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP NO. 552697104

1	NAME OF REPORTING PERSON

FRONTFOUR CAPITAL CORP.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

BRITISH COLUMBIA, CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		55,519
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

55,519
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

55,519
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

LESS THAN 1%
14	TYPE OF REPORTING PERSON

CO

5

CUSIP NO. 552697104

1	NAME OF REPORTING PERSON

STEPHEN E. LOUKAS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,500
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,088,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,500
	10	SHARED DISPOSITIVE POWER

3,088,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,091,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP NO. 552697104

1	NAME OF REPORTING PERSON

DAVID A. LORBER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,088,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,088,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,088,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP NO. 552697104

1	NAME OF REPORTING PERSON

ZACHARY R. GEORGE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,088,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,088,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,088,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP NO. 552697104

1	NAME OF REPORTING PERSON

KRISTEN M. O’HARA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP NO. 552697104

1	NAME OF REPORTING PERSON

DAVID E. MORAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

10

CUSIP NO. 552697104

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)       This statement is filed by:

(i)	FrontFour Capital Group LLC, a limited liability company formed under the laws of the State of Delaware (“FrontFour Capital”);
(ii)	FrontFour Master Fund, Ltd., an exempted company formed under the laws of the Cayman Islands (the “Master Fund”);
(iii)	FrontFour Opportunity Fund, a mutual fund trust formed under the laws of British Columbia, Canada (the “Canadian Fund”);
(iv)	FrontFour Capital Corp., a corporation formed under the laws of British Columbia, Canada (“FrontFour Corp.”);
(v)	Stephen E. Loukas;
(vi)	David A. Lorber;
(vii)	Zachary R. George;
(viii)	Kristen M. O’Hara; and
(ix)	David E. Moran.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The principal business address of each of FrontFour Capital, the Canadian Fund and Messrs. Loukas, Lorber and George is 35 Mason Street, 4th Floor, Greenwich, Connecticut 06830. The principal business address of the Master Fund is c/o Intertrust Cayman, 190 Elgin Avenue, George Town, Grand Cayman KY1-9007, Cayman Islands. The principal business address of FrontFour Corp. is 1055 West Georgia Street, Royal Centre, Suite 1500, Vancouver, British Columbia V6E 4N7. The principal business address of Ms. O’Hara is 15 Dusenberry Road, Bronxville, New York 10708. The principal business address of Mr. Moran is 16 Tamarack Place, Greenwich, Connecticut 06831. The directors, executive officers and principals of each of FrontFour Capital, the Master Fund, the Canadian Fund and FrontFour Corp. and their principal occupations and business addresses are set forth on Schedule A to the Schedule 13D and are incorporated by reference in this Item 2. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A to the Schedule 13D beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

11

CUSIP NO. 552697104

(c)       The principal business of each of the Master Fund and the Canadian Fund is investing in securities. The principal business of FrontFour Capital is serving as the investment manager of the Master Fund and of an account it separately manages (the “Separately Managed Account”). The principal occupation of each of Messrs. Loukas, Lorber and George is serving as a managing member and principal owner of FrontFour Capital. By virtue of these relationships, each of FrontFour Capital and Messrs. Loukas, Lorber and George may be deemed to beneficially own the Shares directly beneficially owned by the Master Fund and the Separately Managed Account.

The principal business of FrontFour Corp. is serving as the investment manager of the Canadian Fund. Messrs. Loukas, Lorber and George are the principal owners and the directors of FrontFour Corp. By virtue of these relationships, each of FrontFour Corp. and Messrs. Loukas, Lorber and George may be deemed to beneficially own the Shares directly beneficially owned by the Canadian Fund.

Ms. O’Hara most recently served as Vice President of Business Solutions at Snap Inc. The principal occupation of Mr. Moran is serving as Founding Partner of Deep Relevance Partners, a consumer brand strategy firm focused on positioning, consumer behavior and compelling consumer-communications.

(d)       No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Loukas, Lorber, George and Moran and Ms. O’Hara are citizens of the United States of America. The citizenship of the persons listed on Schedule A to the Schedule 13D is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of the Master Fund and the Canadian Fund and the Shares held in the Separately Managed Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 2,560,472 Shares owned directly by the Master Fund is approximately $11,561,809, including brokerage commissions. The aggregate purchase price of the 55,519 Shares owned directly by the Canadian Fund is approximately $281,615, including brokerage commissions. The aggregate purchase price of the 472,009 Shares held in the Separately Managed Account is approximately $2,103,375, including brokerage commissions. The Shares purchased by Mr. Loukas were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 3,500 Shares owned directly by Mr. Loukas is approximately $14,779, including brokerage commissions.

12

CUSIP NO. 552697104

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On December 31, 2018, FrontFour Capital (together with its affiliates, “FrontFour”) delivered a notice to the Issuer to requisition a meeting of shareholders of the Issuer to be held no later than March 29, 2019 to remove incumbent directors Scott L. Kauffman, Clare R. Copeland and Irwin D. Simon, and replace them with three highly qualified candidates, Kristen M. O’Hara, David E. Moran and Stephen E. Loukas, whose collective backgrounds are well suited to help the Issuer tackle the challenges and secure the opportunities ahead. A copy of the cover letter to the requisition notice that FrontFour delivered to the Issuer is attached as Exhibit 99.1 hereto and is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

(a)                The aggregate percentage of Shares reported owned by each person named herein is based upon 57,511,684 Shares outstanding as of October 31, 2018, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 1, 2018.

As of the date hereof, the Master Fund beneficially owned directly 2,560,472 Shares, the Canadian Fund beneficially owned directly 55,519 Shares, 472,009 Shares were held in the Separately Managed Account and Mr. Loukas directly owned 3,500 Shares, constituting approximately 4.5%, less than 1%, less than 1% and less than 1%, respectively, of the Shares outstanding.

FrontFour Capital, as the investment manager of the Master Fund and the Separately Managed Account, may be deemed to beneficially own the 3,032,481 Shares directly beneficially owned by the Master Fund and held in the Separately Managed Account, constituting approximately 5.3% of the Shares outstanding.

FrontFour Corp., as the investment manager of the Canadian Fund, may be deemed to beneficially own the 55,519 Shares directly beneficially owned by the Canadian Fund, constituting less than 1% of the Shares outstanding.

Mr. Loukas, as a managing member and principal owner of FrontFour Capital and a principal owner of FrontFour Corp., may be deemed to beneficially own the 3,088,000 Shares directly beneficially owned in the aggregate by the Master Fund and the Canadian Fund and held in the Separately Managed Account, which, together with the 3,500 Shares he directly owns, constitute approximately 5.4% of the Shares outstanding.

Messrs. Lorber and George, each as a managing member and principal owner of FrontFour Capital and a principal owner of FrontFour Corp., may be deemed to beneficially own the 3,088,000 Shares directly beneficially owned in the aggregate by the Master Fund and the Canadian Fund and held in the Separately Managed Account, which constitute approximately 5.4% of the Shares outstanding.

As of the date hereof, Ms. O’Hara and Mr. Moran did not beneficially own any Shares.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he, she or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he, she or it does not directly own.

13

CUSIP NO. 552697104

(b)               Each of the Master Fund, FrontFour Capital and Messrs. Loukas, Lorber and George have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares owned directly by the Master Fund.

Each of FrontFour Capital and Messrs. Loukas, Lorber and George have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares held in the Separately Managed Account.

Each of the Canadian Fund, FrontFour Corp. and Messrs. Loukas, Lorber and George have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares owned directly by the Canadian Fund.

Mr. Loukas has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares owned directly by him.

(c)                The transactions in the securities of the Issuer effected by the Reporting Persons since the filing of the Schedule 13D are set forth on Schedule A attached hereto. All of such transactions were effected in the open market except as otherwise set forth therein. Ms. O’Hara and Mr. Moran have not effected any transactions in the securities of the Issuer during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On December 31, 2018, the Reporting Persons entered into a Joint Filing and Solicitation Agreement pursuant to which, among other things, the parties agreed to (a) the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer and (b) seek representation on the Board of Directors of the Issuer, including by requisitioning a meeting of shareholders of the Issuer and seeking the removal and replacement of directors thereat. A copy of the Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

Exhibit No.	Description

99.1	Cover Letter to Requisition Notice, dated December 31, 2018.

99.2	Joint Filing and Solicitation Agreement, dated December 31, 2018.

99.3	Powers of Attorney.

14

CUSIP NO. 552697104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 2, 2019	FrontFour Master Fund, Ltd.

	By:	FrontFour Capital Group LLC as Investment Manager

	By:	/s/ David A. Lorber
		Name:	David A. Lorber
		Title:	Managing Member

FrontFour Capital Group LLC

By:	/s/ David A. Lorber
	Name:	David A. Lorber
	Title:	Managing Member

FrontFour Opportunity Fund

By:	FrontFour Capital Corp. as Investment Manager

By:	/s/ David A. Lorber
	Name:	David A. Lorber
	Title:	Authorized Signatory

FrontFour Capital Corp.

By:	/s/ David A. Lorber
	Name:	David A. Lorber
	Title:	Authorized Signatory

/s/ Stephen E. Loukas
Stephen E. Loukas Individually and as attorney-in-fact for Kristen M. O’Hara and David E. Moran

/s/ David A. Lorber
David A. Lorber

/s/ Zachary R. George
Zachary R. George

15

CUSIP NO. 552697104

SCHEDULE A

Transactions in the Securities of the Issuer Since the Filing of the Schedule 13D

Class of Security	Amount of Securities Purchased	Price ($)	Date of Purchase

FRONTFOUR MASTER FUND, LTD.

Class A Shares	1,000	2.4560	11/29/2018
Class A Shares	3,000	2.5097	12/04/2018
Class A Shares	4,000	2.9522	12/06/2018
Class A Shares	5,000	3.2500	12/07/2018
Class A Shares	3,000	2.9927	12/10/2018

FRONTFOUR OPPORTUNITY FUND

Class A Shares	153	2.5595	12/27/2018
Class A Shares	352	2.6737	12/28/2018
Class A Shares	1,132	2.5988	12/31/2018

Class A Shares	906	2.7256	01/02/2019
Class A Shares	242	2.7108	01/02/2019

FRONTFOUR CAPITAL GROUP LLC

(Through Separately Managed Account)

Class A Shares	3,000	2.9985	12/17/2018
Class A Shares	3,000	2.8393	12/18/2018
Class A Shares	1,000	2.9440	12/19/2018
Class A Shares	1,000	2.6385	12/21/2018
Class A Shares	2,847	2.5595	12/27/2018
Class A Shares	6,648	2.6737	12/28/2018
Class A Shares	21,868	2.5988	12/31/2018
Class A Shares	19,094	2.7256	01/02/2019
Class A Shares	4,758	2.7108	01/02/2019